This document has 19 pages.

333-6552

P.E. 7/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of July

PRESS RELEASE
TEMBEC INC.
FINANCIAL RESULTS FOR ITS THIRD QUARTER
ENDED JUNE 29, 2002

TEMBEC INC.
(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

Tembec

Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0

PRESS RELEASE

Source: **Tembec Inc.**

Contacts:

Michel J. Dumas
Vice President, Finance & CFO
Tel: (819) 627-4268
E-mail: michel.dumas@tembec.com

Charles Gagnon
Vice President, Corporate Relations
Tel: (819) 627-4230
E-mail: tcgagnon@tembec.ca

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS THIRD QUARTER ENDED JUNE 29, 2002

Montreal, July 26, 2002: Consolidated gross sales for the three months ended June 29, 2002 reached a record of $872.6 million, a 20% increase from $729.5 million in the comparable period last year. The Company generated a net loss of $3.9 million ($0.05 per share), compared to net earnings of $2.0 million ($0.02 per share) in the corresponding quarter ended June 30, 2001, and a net loss of $94.6 million ($1.10 per share) in the previous quarter. During the prior quarter, the Company recorded an unusual after-tax charge of $40.0 million ($0.46 per share) relating to the early redemption of debt. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $91.8 million, down from EBITDA of $111.8 million generated a year ago, but up from $50.0 million in the prior quarter.

Business Segment Results

During the quarter, the Forest Products Group generated EBITDA of $49.8 million on sales of $269.3 million. This compares to EBITDA of $18.3 million on sales of $243.6 million in the prior quarter. The average selling price for SPF lumber increased by $8 per MFBM, accounting for approximately $2.6 million of the improvement. The Company recorded a positive adjustment of $31.5 million relating to the reversal of accrued duties on lumber shipped to the United States during the three prior quarters. Details on the impact of the countervailing and antidumping duties are outlined in the notes to the quarterly financial statements.

The Pulp Group generated EBITDA of $18.0 million on sales of $307.7 million for the quarter ended June 29, up from EBITDA of $14.3 million on sales of $314.9 million in the prior quarter. Average pulp selling prices expressed in Canadian dollars increased by approximately $14 per tonne from the prior quarter.

The Paper Group generated EBITDA of $17.2 million on sales of $216.8 million. This compares to $5.8 million on sales of $209.3 million in the prior quarter. During the March quarter, the St. Francisville, Louisiana paper mill underwent its annual mill wide maintenance shutdown. Costs associated with the shutdown as well as those relating to a major process change at the mill reduced EBITDA by approximately $15 million. During the June quarter, the improved performance of the mill offset a $30 per tonne decline in the average selling price of all paper grades.

Outlook

The Company's current results reflect the relatively poor pricing being experienced in the pulp and paper segments. There have been some recent favourable developments. The NBSK benchmark price for pulp has increased by US$30 per tonne and we have also announced an August 1, 2002, US$50 per tonne price increase in newsprint. The Company continues to focus on maintaining high liquidity and limiting capital expenditures to very short payback items. We remain well positioned to generate significant earnings when pulp and paper prices recover.

Tembec is an integrated forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $3.5 billion with over 50 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France and the United States. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. More information on the Company, including Management's Discussions and Analysis of these interim financial results, can be obtained on the Tembec web site at www.tembec.com

The above commentary contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's annual report.

Consolidated Financial Statements of

TEMBEC INC.

Third Quarter

Ended June 29, 2002

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)

	June 29, 2002 unaudited	Sept. 29, 2001 audited	June 30, 2001 unaudited
Assets			
Current Assets:			
Cash and short-term investments	**$ 200.2**	$ 258.4	$ 252.3
Accounts receivable	**487.2**	470.6	437.2
Inventories	**514.8**	525.2	545.8
Prepaid expenses	**14.1**	19.3	24.5
	1,216.3	1,273.5	1,259.8
Investments	**31.6**	28.0	28.1
Fixed assets	**2,505.7**	2,586.4	2,555.8
Other assets	**240.7**	250.9	209.5
	$ 3,994.3	$ 4,138.8	$ 4,053.2
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans	**$ 28.7**	$ -	$ -
Accounts payable and accrued charges	**484.1**	469.4	431.5
Current portion of long-term debt	**56.2**	34.7	29.0
	569.0	504.1	460.5
Long-term debt	**1,815.9**	1,847.1	1,783.9
Other long-term liabilities and credits	**146.2**	143.0	114.8
Future income taxes	**204.9**	251.9	302.1
Minority interest	**8.7**	8.5	8.9
Redeemable preferred shares	**16.6**	16.6	16.6
Shareholders' equity:			
Share capital	**872.3**	869.3	869.9
Cumulative exchange translation of foreign subsidiaries	**(3.3)**	(3.0)	(3.0)
Retained earnings	**364.0**	501.3	499.5
	1,233.0	1,367.6	1,366.4
	$ 3,994.3	$ 4,138.8	$ 4,053.2

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars except for number of shares and per share amounts)

	Quarters		Nine months	
	2002	2001	**2002**	2001
Gross sales	**$ 872.6**	$ 729.5	**$ 2,513.9**	$ 2,134.7
Freight and commissions	**78.7**	80.1	**296.3**	224.3
Net sales	**793.9**	649.4	**2,217.6**	1,910.4
Cost of sales	**658.5**	505.3	**1,890.2**	1,412.8
Selling, general and administrative	**43.6**	32.3	**125.5**	103.1
Earnings before interest, income taxes and depreciation and amortization (EBITDA)	**91.8**	111.8	**201.9**	394.5
Depreciation and amortization	**55.6**	50.3	**168.0**	142.8
Operating earnings	**36.2**	61.5	**33.9**	251.7
Interest, foreign exchange and other	**49.2**	56.6	**182.7**	132.9
Unusual items	**-**	-	**51.6**	-
Income taxes (recovery)	**(9.7)**	3.1	**(63.5)**	46.0
Minority interests	**0.6**	(0.2)	**0.3**	(0.2)
Net earnings (loss)	**$(3.9)**	$ 2.0	**$(137.2)**	$ 73.0
Earnings (loss) per share	**$ (0.05)**	$0.02	**$ (1.59)**	$0.90
Diluted earnings (loss) per share	**$(0.05)**	$0.02	**$(1.59)**	$0.88
Weighted average number of common shares outstanding (in thousands)	**86,386**	81,584	**86,336**	81,197

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

	Quarters		Nine months	
	2002	2001	**2002**	2001
Retained earnings, beginning of period	**$ 367.9**	$ 497.5	**$ 501.2**	$ 471.0
Net earnings (loss)	**(3.9)**	2.0	**(137.2)**	73.0
Adjustment resulting from changes in accounting policies	**-**	-	**-**	(44.5)
Retained earnings, end of period	**$ 364.0**	$ 499.5	**$ 364.0**	$ 499.5

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

	Quarters		Nine months	
	2002	2001	**2002**	2001
Cash flows from operating activities:				
Net earnings (loss)	**$ (3.9)**	$ 2.0	**$ (137.2)**	$ 73.0
Adjustments for:				
Depreciation and amortization	**55.6**	50.3	**168.0**	142.8
Amortization of deferred foreign exchange and financing costs	**1.4**	3.7	**15.0**	12.1
Loss (gain) on consolidation of foreign integrated subsidiaries	**(7.4)**	7.6	**(3.6)**	9.4
Future income taxes	**(15.2)**	(0.2)	**(71.4)**	11.0
Unusual items	**-**	-	**51.6**	-
Other	**(1.0)**	(2.2)	**(2.5)**	(5.5)
	29.5	61.2	**19.9**	242.8
Changes in non-cash working capital:				
Accounts receivable	**26.0**	88.6	**1.4**	73.2
Inventories	**66.5**	69.9	**14.8**	(88.5)
Prepaid expenses	**0.1**	(5.5)	**6.6**	(2.2)
Accounts payable and accrued charges	**(52.7)**	(61.6)	**(14.6)**	(114.3)
	39.9	91.4	**8.2**	(131.8)
Cash flows from investing activities:				
Acquisition of businesses	**9.0**	(225.6)	**1.1**	(401.8)
Additions to fixed assets, net of disposals	**(20.8)**	(41.2)	**(61.0)**	(174.9)
Acquisition of investments	**(2.3)**	(1.6)	**(7.8)**	(2.3)
Other	**(1.6)**	(7.7)	**(49.0)**	(27.7)
	(15.7)	(276.1)	**(116.7)**	(606.7)
Cash flows from financing activities:				
Issue (repurchase) of common shares, net of expenses	**0.4**	-	**0.5**	(14.4)
Increase in long-term debt	**(0.4)**	380.7	**558.7**	857.3
Repayments of long-term debt	**(85.9)**	(5.9)	**(514.5)**	(170.3)
Increase (decrease) in other long-term liabilities	**(0.9)**	(0.1)	**(29.2)**	(0.2)
Repurchase of preferred shares of a subsidiary	**-**	(0.2)	**-**	(26.6)
Other	**(3.4)**	1.8	**(11.2)**	(9.3)
	(90.2)	376.3	**4.3**	636.5
Foreign exchange gain (loss) on cash and short-term investments held in foreign currencies	**(1.1)**	(3.0)	**(2.6)**	(1.6)
Net increase (decrease) in cash	**(37.6)**	249.8	**(86.9)**	139.2
Cash and short-term investments (bank indebtedness), beginning of period	**209.1**	2.5	**258.4**	113.1
Cash and short-term investments, end of period	**$ 171.5**	$ 252.3	**$ 171.5**	$ 252.3

Supplemental information				
Interest paid	**$ 39.3**	$ 24.9	**$ 100.3**	$ 75.0
Income taxes paid (recovery)	**$ (4.4)**	$ (4.9)	**$ 3.2**	$ 15.3

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

June 29, 2002

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 269.3	$ 307.7	$216.8	$ 49.5	$ 29.3	$ 872.6
Internal	41.8	19.2	-	-	3.0	64.0
	311.1	326.9	216.8	49.5	32.3	936.6
Net sales	260.8	275.0	191.4	41.4	25.3	793.9
EBITDA	49.8	18.0	17.2	4.2	2.6	91.8
Depreciation and amortization	11.3	25.8	15.0	2.4	1.1	55.6
Operating earnings (loss)	38.5	(7.8)	2.2	1.8	1.5	36.2
Net fixed asset additions	5.8	12.1	2.4	0.4	0.1	20.8

June 30, 2001

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 220.4	$ 285.1	$ 147.2	$ 49.2	$ 27.6	$ 729.5
Internal	43.2	15.8	-	-	3.8	62.8
	263.6	300.9	147.2	49.2	31.4	792.3
Net sales	193.1	255.1	134.9	42.0	24.3	649.4
EBITDA	28.4	23.5	55.2	1.0	3.7	111.8
Depreciation and amortization	10.5	27.0	9.1	2.7	1.0	50.3
Operating earnings (loss)	17.9	(3.5)	46.1	(1.7)	2.7	61.5
Net fixed asset additions	2.6	21.5	9.3	7.4	0.4	41.2

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

June 29, 2002

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 724.9	$ 903.1	$ 654.1	$ 146.5	$ 85.3	$ 2,513.9
Internal	132.1	52.4	-	-	7.1	191.6
	857.0	955.5	654.1	146.5	92.4	2,705.5
Net sales	638.0	800.0	581.1	124.3	74.2	2,217.6
EBITDA	67.5	50.9	57.6	15.3	10.6	201.9
Depreciation and amortization	33.6	77.6	46.1	7.3	3.4	168.0
Operating earnings (loss)	33.9	(26.7)	11.5	8.0	7.2	33.9
Net fixed asset additions	25.1	29.2	4.3	1.9	0.5	61.0

June 30, 2001

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 558.6	$ 925.7	$ 437.1	$ 144.2	$ 69.1	$ 2,134.7
Internal	116.9	54.6	-	-	11.8	183.3
	675.5	980.3	437.1	144.2	80.9	2,318.0
Net sales	485.3	840.7	400.4	122.9	61.1	1,910.4
EBITDA	24.1	206.9	151.9	3.6	8.0	394.5
Depreciation and amortization	31.5	75.4	25.4	7.7	2.8	142.8
Operating earnings (loss)	(7.4)	131.5	126.5	(4.1)	5.2	251.7
Net fixed asset additions	18.9	71.5	66.5	16.7	1.3	174.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2001.

Changes in accounting policies

Effective September 30, 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to the calculations of earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, the Company has restated the diluted earnings per share for comparative periods. The adoption of these recommendations had no material effect on previously disclosed diluted earnings per share.

Effective September 30, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting for stock-based compensation and other stock-based payments. No compensation cost is recorded for options granted pursuant to the stock option plan, accordingly, this change in accounting policy had no effect on the balance sheet of the Company. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for this stock-based compensation plan under the fair value method. The pro forma effect of stock options granted during the year is disclosed in the notes.

Acquisitions

2002

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership. The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.0 million.

2001

On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group ("LaRochette"): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A. respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

value right ("CVR") payments for 12 quarters, after the acquisition date. During the quarter, no payment was made to the sellers. For the first five quarters, Euro 2.4 million has been paid to the sellers.

On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation ("ARC Resins"), a formaldehyde and adhesives producer for the forest industry, located in Longueuil, Quebec.

On March 19, 2001, the Company acquired a 50% interest in Excel Forest Products, a sawmill located in Opasatika, Ontario. The financial results are fully consolidated in these financial statements. The Company may have to issue more shares or cash as a result of a contingency based on the share price of Tembec, which may not exceed approximately 63,265 shares or $775,000.

On June 13, 2001, the Company acquired all of the assets of Duratex Hardwood Flooring Inc. located in Toronto, Ontario.

On June 19, 2001, the Company acquired all of the assets of the St. Francisville, Louisiana paper mill ("Tembec USA LLC") from Crown Paper Co. The value of common shares issued for this acquisition is based on the average of quoted market price for shares transacted between May 23 and May 29, 2001 which reflects the value agreed to by the parties.

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to June 29, 2002 or June 30, 2001 as the case may be.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

Details of the acquisitions and the Nouvelle sawmill disposal are as follows:

					2002
	Davidson Industries Inc.	Tembec USA LLC	Nouvelle	Temrex	Total
Net assets acquired:					
Working capital:					
Cash (bank indebtedness)	$ (7.9)	$ -	$ -	$ -	$ (7.9)
Non-cash working capital	10.5	-	(7.8)	5.8	8.5
	2.6	-	(7.8)	5.8	0.6
Non-working capital:					
Investments	0.3	-	-	-	0.3
Fixed assets	17.5	1.2	(11.7)	14.8	21.8
Other assets	0.2	-	(0.4)	1.2	1.0
Long-term debt and other liabilities	(18.0)	-	-	-	(18.0)
Deferred income taxes	(0.4)	-	(1.0)	-	(1.4)
Non-recognized gain on sale	-	-	(11.0)	11.0	-
Deferred gain on sale of assets	-	-	(6.7)	-	(6.7)
Gain on sale of assets	-	-	(3.2)	-	(3.2)
Minority interests	-	-	-	-	-
	(0.4)	1.2	(34.0)	27.0	(6.2)
	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)
Consideration paid (received) in:					
Cash	$ -	$ -	$ (41.8)	$ 32.8	$ (9.0)
Other short-term liabilities	2.2	-	-	-	2.2
Common shares (98,586)	-	1.2	-	-	1.2
	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

						2001
	LaRochette	ARC Resins	Excel Forest Products	Duratex Hardwood Flooring	Tembec USA LLC	Total
Net assets acquired:						
Working capital:						
Cash (bank indebtedness)	$ 3.9	$ 3.7	$ (4.5)	$ -	$ 1.0	$ 4.1
Non-cash working capital	36.6	(1.2)	4.1	2.7	26.6	68.8
	40.5	2.5	(0.4)	2.7	27.6	72.9
Non-working capital:						
Investments	0.1	-	0.2	-	-	0.3
Fixed assets	160.8	14.7	12.0	6.7	282.9	477.1
Other assets	2.8	2.3	1.0	1.9	1.1	9.1
Long-term debt and other liabilities	(5.2)	(5.9)	(4.0)	-	(28.6)	(43.7)
Deferred income taxes	(29.6)	(1.1)	(0.8)	-	-	(31.5)
Minority interests	-	-	(4.0)	-	-	(4.0)
	128.9	10.0	4.4	8.6	255.4	407.3
	$ 169.4	$ 12.5	$ 4.0	$ 11.3	$ 283.0	$ 480.2
Consideration paid in:						
Cash	$ 169.4	$ 12.5	$ 2.0	$ 7.4	$ 214.6	$ 405.9
Other short-term liabilities	-	-	-	3.9	-	3.9
Common shares (5,603,505)	-	-	2.0	-	68.4	70.4
	$ 169.4	$ 12.5	$ 4.0	$ 11.3	$ 283.0	$ 480.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31 % on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $6.4 million was incurred during the June 2002 quarter relating to lumber shipments to the U.S. between May 22 and June 29, 2002. The Company is currently remitting cash payments to cover the applicable duty.

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76 % on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002 the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $3.3 million was incurred during the June 2002 quarter relating to lumber shipments to the U.S. between May 23 and June 29, 2002. The Company is currently remitting cash payments to cover the applicable duty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Countervailing and antidumping duties (continued)

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to wh ich those determinations are being appealed.

Long term debt

	June 29, 2002 unaudited	Sept. 29, 2001 audited	June 30, 2001 unaudited
Tembec Inc. – non-interest bearing unsecured notes	**$ 23.9**	$ 23.9	$ 23.9
Tembec Industries – US$500 million 8.5% senior notes	**758.1**	789.2	757.0
Tembec Industries – US$250 million 9.875% senior notes	**-**	394.6	378.5
Tembec Industries – US$250 million 8.625% senior notes	**379.1**	394.6	378.5
Tembec Industries – US$350 million 7.75% senior notes	**530.7**	-	-
Tembec Industries – 8.30% unsecured debentures	**30.8**	115.0	115.0
Tembec Industries – 7% unsecured subordinated debentures	**20.0**	25.0	25.0
Spruce Falls – US$17.1 million 8.39% senior notes (US$25.7 million in 2001)	**26.0**	40.6	38.9
Spruce Falls – non-interest bearing Ontario Hydro loan	**34.0**	34.0	34.0
Pine Falls – Bank term credit	**-**	-	7.2
Tembec S.A. debt	**11.6**	13.3	13.3
Davidson	**16.9**	-	-
Proportionate share of Marathon debt (50%)	**19.0**	19.8	19.0
Proportionate share of Temlam debt (50%)	**9.0**	9.3	-
Other debt	**13.0**	22.5	22.6
	1,872.1	1,881.8	1,812.9
Current portion included in above	**$ 56.2**	$ 34.7	$ 29.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Stock-based compensation plans

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of up to a maximum of 5,400,000 shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Under this method, no compensation expense is recorded over the vesting period of these options. The Company discloses the pro forma effect on net income and earnings per share had the fair value-based method been applied for options granted after September 29, 2001. During the third quarter, the Company did not grant stock options, but on a year-to-date basis, the Company granted 235,556 options at a weighted average exercise price of $10.61.

In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings had the fair value-based method been chosen.

(in millions of dollars, except per share amounts)

	Quarter	Nine Months
Net earnings (loss):		
As reported	$ (3.9)	$ (137.2)
Pro-forma	$ (4.0)	$ (137.4)
Earnings (loss) per share:		
As reported	$ (0.05)	$ (1.59)
Pro-forma	$ (0.05)	$ (1.59)

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

Dividend Yield	0.0 %
Volatility	33.6 %
Risk-free interest rate	5.3 %
Expected option lives (in years)	7.5
Weighted average fair value of each option	$ 4.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Interest, foreign exchange and other

	Quarters		Nine months	
	2002	2001	**2002**	2001
Interest on long-term debt	**$ 39.5**	$ 31.9	**$ 121.6**	$ 86.7
Interest on short-term debt	**0.8**	0.5	**1.6**	2.8
Interest income	**(1.9)**	(1.0)	**(5.5)**	(4.0)
Premium on early debt redemption	**2.4**	-	**2.4**	-
Income on short-term investments	**-**	(9.7)	**-**	(9.7)
Interest capitalized on construction projects	**(0.1)**	(0.3)	**(0.2)**	(5.2)
	40.7	21.4	**119.9**	70.6
Amortization of deferred exchange losses	**-**	2.1	**9.8**	7.1
Amortization of deferred financing costs	**1.4**	1.6	**5.2**	4.9
	1.4	3.7	**15.0**	12.0
Foreign exchange contract losses	**10.8**	17.4	**48.4**	42.3
Other foreign exchange items	**2.8**	5.0	**4.3**	(4.8)
(Gain) loss on consolidation of foreign integrated subsidiaries	**(7.4)**	7.7	**(3.6)**	9.5
Newsprint pricing swaps and lumber futures	**(0.6)**	0.1	**(4.5)**	(0.4)
Bank charges and other financing expenses	**1.5**	1.3	**3.2**	3.7
	7.1	31.5	**47.8**	50.3
	$ 49.2	$ 56.6	**$ 182.7**	$ 132.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Income taxes

	Quarters		Nine months	
	2002	2001	**2002**	2001
Income before income taxes and minority interest	**$ (13.0)**	$ 4.9	**$ (200.4)**	$ 118.8
Income taxes based on combined federal and provincial income tax rates of 36.8% (2001 – 38.5%)	**(4.8)**	1.9	**(73.8)**	45.7
Increase (decrease) resulting from:				
Manufacturing and processing deduction	**1.4**	(0.4)	**9.1**	(2.8)
Net losses (recognized) non-recognized	**1.2**	-	**3.6**	(2.3)
Rate differential between jurisdiction	**(5.9)**	1.2	**(13.0)**	(2.1)
Permanent differences	**(3.1)**	(1.7)	**6.1**	2.3
Large corporations tax	**1.5**	2.1	**4.5**	5.2
	(4.9)	1.2	**10.3**	0.3
Income taxes	**$ (9.7)**	$ 3.1	**$ (63.5)**	$ 46.0
Income taxes:				
Current	**$ 5.5**	$ 3.3	**$ 7.9**	$ 35.0
Future	**(15.2)**	(0.2)	**(71.4)**	11.0
Income taxes	**$ (9.7)**	$ 3.1	**$ (63.5)**	$ 46.0

Unusual items

In March 2002, the Company issued US $350.0 million of 7.75% Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US $250.0 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

Subsequent events

During the quarter ended December 29, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec. On July 15, 2002, the Company invested the remaining $30 million into the partnership.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

by: ______________________

Claude Imbeau,
Vice-President, General Counsel and Secretary

Date: July 31, 2002